Exhibit No. 99.1
February 9, 1999




Deloitte & Touche LLP
Chase Tower
220 Ross Avenue
Suite 1600
Dallas, TX  75201


Dear Sirs:

As of and for the year ending December 31, 1998, AMRESCO
Residential Mortgage Corporation (the "Company"), a subsidiary of AMRESCO, INC., has complied in all material respects with the minimum servicing standards applicable to Delinquencies and Insurance Policies as set forth in the Mortgage Bankers Association of America's Uniform Single
Attestation Program for Mortgage Bankers (USAP). The company subservices all other minimum servicing standards required under USAP to Wendover Funding, Inc. per the Services Agreement dated October 1, 1997. The Company retains responsibility for all servicing activities related to the loans.

For the period January 1, 1998 through December 30, 1998,
AMRESCO Residential Mortgage Corporation had in effect a fidelity bond in the amount of $23,000,000, errors and omissions liability coverage in the amount of $10,000,000, and mortgage impairment protection in the amount of $23,000,000. Beginning December 31, 1998, AMRESCO
Residential Mortgage Corporation increased its coverage, resulting in a fidelity bond in the amount of $43,000,000 and mortgage impairment protection in the amount of $43,000,000. Errors and omissions liability coverage remained at $10,000,000.



\s\ Peter J. Levasseur
Peter J. Levasseur
President

\s\ Patricia L. Wayman
Patricia L. Wayman
Senior Vice President